UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   October 30, 2003

Associated Estates Realty Corporation

(Exact name of registrant as specified in its charter)

Commission File Number 1-12486

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5025 Swetland Court, Richmond Hts., Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (216) 261-5000

ITEM 12.   Results of Operations and Financial Condition

The following information contained in the Current Report on Form 8-K of Associated Estates Realty Corporation (the "Company") is furnished pursuant to Item 12, "Results of Operations and Financial Condition" in accordance with SEC Release No. 33-8216.

On October 30, 2003, Associated Estates Realty Corporation issued a press release announcing its financial results for the quarter ended September 30, 2003. A copy of the press release and Supplemental Financial Data are furnished as Exhibits 99.1 and 99.2 to this report. This Form 8-K and the attached exhibits are furnished to, but not filed with, the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ASSOCIATED ESTATES REALTY CORPORATION

October 30, 2003   /s/ Lou Fatica
(Date)   Lou Fatica, Vice President,
                                                                 Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Earnings Release
99.2	Supplemental Financial Data